Exhibit 21.1

SUBSIDIARIES OF MEDICSIGHT, INC.

Name of Subsidiary	Jurisdiction of Organization
Medicsight Nominees Limited	England and Wales
Medicsight PLC	England and Wales
Lifesyne (UK) Limited	England and Wales
Medicsight Asset Management Limited	England and Wales
Medicsight USA, Inc	Nashville, U.S.A.
Medicsight International Limited	Gibraltar
Medicsight Finance Limited	England and Wales
HTTP Tech, Inc.	New York, U.S.A.
Medical Vision Systems, Inc.	Delaware, U.S.A

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